 Exhibit (a)(1)(i)
ARES CORE INFRASTRUCTURE FUND
If you do not want to sell your common shares of beneficial
interest at this time, please disregard this notice.
This is simply a notification of the Fund’s repurchase offer.
August 20, 2026
Dear Shareholder:
This letter serves to inform you of important dates relating to a repurchase offer by Ares Core Infrastructure Fund (the “Fund”). If you are not interested in selling your common shares of beneficial interest in the Fund, par value $0.01 per share (“Shares”) for repurchase at this time, please disregard this notice and take no action.
Please note that, except as described below and unless the Offer is extended, all Shares that have been issued on or after October 1, 2025 will be subject to an “early repurchase deduction”, which will reduce your proceeds by 2.0%. Shares that are issued pursuant to the Fund’s distribution reinvestment plan will not be subject to the early repurchase deduction. Further, the Early Repurchase Deduction may be waived in the case of repurchase requests (i) arising from the death or qualified disability of a shareholder; (ii) due to trade or operational errors; (iii) submitted by discretionary model portfolio management programs (and similar arrangements); (iv) from feeder funds (or similar vehicles) primarily created to hold the Fund’s Shares, which are offered to non-U.S. persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; and (v) in the event that a shareholder’s Shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance. The Fund currently is waiving the Early Repurchase Deduction for each category of shareholder above, and will notify shareholders prior to the termination of this tender offer if it no longer intends to continue such waiver for one or more of those categories. In addition, the repurchase of Shares may also be subject to income and transfer taxes.
The tender offer period will begin on August 20, 2026 and end at 4:00 p.m., Eastern Time, on September 18, 2026. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.
If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.
Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or fax to the Fund’s Transfer Agent, SS&C Technologies, Inc., Attention: Ares Core Infrastructure Fund, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:
Regular Mail — P.O. Box 219079, Kansas City, MO 64105
Direct Overnight Mail — 801 Pennsylvania Ave, Suite 219079, Kansas City, MO 64105-1307
Fax: 816-374-7420
All shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 4:00 p.m., Eastern Time, on September 18, 2026.
If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call 888-310-9352.
Sincerely,
Ares Core Infrastructure Fund